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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                    Business Records Corporation Holding Co.
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                                (Name of Issuer)


                                     Common
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                         (Title of Class of Securities)


                                    123296105
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                                 (CUSIP Number)

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons.
      WALLACE R. WEITZ & COMPANY   47-0654095

2) Check the Appropriate Box if a Member of a Group.
      (a) [   ]
      (b) [ X ]

3) SEC Use Only.

4) Citizenship or Place of Organization.
      STATE OF NEBRASKA

Number of Shares Beneficially Owned by Each Reporting Person With:
      5) Sole Voting Power: 375,800

      6) Shares Voting Power: NONE

      7) Sole Dispositive Power: 375,800

      8) Shared Dispositive Power: NONE

9) Aggregate Amount Beneficially Owned by Each Reporting Person.
      375,800

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [  ]

11) Percent of Class Represented by Amount in Row 9.
      5.6%

12) Type of Reporting Person.
      IA
Check the following box if a fee is being paid with this statement [  ]

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SCHEDULE 13G                                                            Page -2-

Item 1(a).  Name of Issuer:
               BUSINESS RECORDS CORPORATION HOLDING CO.

Item 1(b).  Address of Issuer's Principal Executive Office:
               1111 W. MOCKINGBIRD LANE, SUITE 1400
               DALLAS, TEXAS 75247

Item 2(a).  Name of Person Filing:
               WALLACE R. WEITZ & COMPANY

Item 2(b).  Address of Principal Business Office:
               1125 SOUTH 103RD STREET, SUITE 600
               OMAHA, NEBRASKA 68124-6008

Item 2(c).  Citizenship:
               STATE OF NEBRASKA

Item 2(d).  Title of Class of Securities:
               COMMON

Item 2(e).  CUSIP Number:
               123296105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23-d(b), check whether the person filing is a:
               [ X ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISER ACT OF 1940

Item 4.  Ownership
               (a) 375,800
               (b) 5.6%
               (c) (i) SOLE POWER TO DIRECT VOTE - 375,800
                   (ii) SOLE POWER TO DISPOSE - 375,800

Item 10.  Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   /s/ Wallace R. Weitz
                                   --------------------------------------------
                                   Wallace R. Weitz, President

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SCHEDULE 13G                                                            Page -3-

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:   1/19/96               /s/ Wallace R. Weitz
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                                        Wallace R. Weitz, President